Exhibit 99.8

CONSENT

TO:	United States Securities and Exchange Commission

RE:	Technical report entitled “Mineral Resource and Reserve Update, Diavik Diamond Mine, Northwest Territories, Canada – Prepared for Harry Winston Diamond Corporation” dated April 23, 2008 (the “Technical Report”)

The undersigned, the author of the Technical Report, hereby:

1.

Consents to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the Annual Information Form of Dominion Diamond Corporation (formerly Harry Winston Diamond Corporation)(the “Company”) for the year ended January 31, 2013 (the “2013 AIF”) and the 2013 Annual Report of the Company for the year ended January 31, 2013 (the “2013 Annual Report”);

2.

Consents to the use of my name in connection with the 2013 AIF and the 2013 Annual Report, which is being filed as an exhibit to and incorporated by reference into the Annual Report on Form 40-F of the Company, and any amendments thereto, being filed with the United States Securities and Exchange Commission (the “Form 40-F”);

3.	Consents to the use of my name in any Registration Statement on Form S-8 incorporating by reference the Company’s 2013 AIF, 2013 Annual Report and Form 40-F; and

4.

Confirms that I have read the 2013 AIF and 2013 Annual Report and have no reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the 2013 AIF or 2013 Annual Report contains any misrepresentation of the information contained in the Technical Report.

DATED this 29th day of April, 2013.

/s/ CALVIN G. YIP
CALVIN G. YIP, P. ENG.